SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN MAY 9, 2005 AND MAY 19, 2005

CDC CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

EXHIBITS
#1 EXHIBIT INDEX
EX-1.1 Extract of special resolution
EX-1.2 Press release dated May 10, 2005
EX-1.3 Press release dated May 10, 2005
EX-1.4 Press release dated May 11, 2005
EX-1.5 Press release dated May 19, 2005

EXHIBITS

Exhibit	Description
1.1	Extract of a special resolution to amend the Company’s Amended and Restated Memorandum of Association in connection with the change of the Company’s name effective from April 27, 2005

1.2	Press Release dated May 10, 2005 Ross Systems Launches Next Generation Enterprise Performance Management Suite with First Application — iRenaissance Sales Analytics

1.3	Press Release dated May 10, 2005 Pivotal Previews Industry Leading CRM Products from Coast to Coast

1.4	Press Release dated May 11, 2005 Global Injection Molding Leader Takes CRM on the Road with Pivotal

1.5	Press Release dated May 19, 2005 CDC Corporation reports revenues of US$56.2 million for Q1 2005, up 58% year-on-year

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2005

CDC CORPORATION
/s/ Keith Oliver
By:	Keith Oliver
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Extract of a special resolution to amend the Company’s Amended and Restated Memorandum of Association in connection with the change of the Company’s name effective from April 27, 2005

1.2	Press Release dated May 10, 2005 Ross Systems Launches Next Generation Enterprise Performance Management Suite with First Application — iRenaissance Sales Analytics

1.3	Press Release dated May 10, 2005 Pivotal Previews Industry Leading CRM Products from Coast to Coast

1.4	Press Release dated May 11, 2005 Global Injection Molding Leader Takes CRM on the Road with Pivotal

1.5	Press Release dated May 19, 2005 CDC Corporation reports revenues of US$56.2 million for Q1 2005, up 58% year-on-year